UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [   ] No [X]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [   ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes [   ] No [X]

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following material event is reported by Embotelladora Andina S.A. (“Andina” or the “Company”) by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II of General Rule No. 30 of the Superintendence of Securities and Insurance:

As announced in material events dated August 20, and November 6, 2007, regarding the decision of The Coca-Cola Company (TCCC) to increase the "concentrate price" in Chile, we hereby inform that this matter has been analyzed by the Company’s Board of Directors, and pursuant to the Bottling Agreement, the adjustment will be implemented and will be in full force and effect beginning January of 2008, as previously informed.

Santiago, November 28, 2007.

Pedro Pellegrini Ripamonti

Corporate Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 9, 2008